Exhibit 11.2

CPI Corp.
Computation of Per Common Share Earnings (Loss) - Basic
(Unaudited)

	12 Weeks Ended		24 Weeks Ended

	July 24, 2004	July 19, 2003	July 24, 2004	July 19, 2003

Basic:
Net loss applicable to common shares:
From continuing operations	$(6,519,237)	$(16,843)	$(14,168,105)	$(2,294,116)
From discontinued operations	(2,587,783)	(808,683)	(3,737,129)	(1,261,201)

Net loss	$(9,107,020)	$(825,526)	$(17,905,234)	$(3,555,317)

Shares:
Weighted average number of common shares outstanding	18,413,448	18,339,171	18,389,738	18,339,127
Less: Treasury stock - weighted average	(10,425,262)	(10,238,303)	(10,345,359)	(10,238,303)

Weighted average number of common and common equivalent shares outstanding	7,988,186	8,100,868	8,044,379	8,100,824

Net loss per common and common equivalent shares:

From continuing operations	$(0.82)	$—	$(1.76)	$(0.28)
From discontinued operations	(0.32)	(0.10)	(0.46)	(0.16)

Net loss	$(1.14)	$(0.10)	$(2.22)	$(0.44)